Mail Stop 4561

December 17, 2007

Andrew J. Graf
Secretary and General Counsel
Viewpoint Corporation
498 Seventh Avenue, Suite 1810
New York, NY 10018

> **Re: Viewpoint Corporation**
> **Registration Statement on Form S-3**
> **Filed November 21, 2007**
> **File No. 333-147591**

Dear Mr. Graf:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. An issuer is eligible to use Form S-3 only if it has timely filed all Exchange Act materials required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Form S-3. See Form S-3 General Instruction I.A.3(b). It appears you do not meet this requirement, because your amendment to Form 10-K filed for the purpose of including information required by Part III of Form 10-K for the fiscal year ended December 31, 2006 was not filed within 120 days of the end of the fiscal year, as required by General Instruction G(3) of Form 10-K. Please file your registration statement on Form S-1 or explain why this is not necessary.

Selling Stockholders, page 12

2. Please disclose whether any selling shareholders who are not natural persons are registered broker-dealers and/ or affiliated with registered broker-dealers. Please also disclose whether any selling shareholders affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

Incorporation of Documents by Reference, page 18

3. Please include the Form 8-K filed on September 21, 2007 in the documents incorporated by reference and any other documents required to be incorporated by Item 12(a)(2) of Form S-3.

Signatures

4. Instruction 1 to Form S-3 provides that either your controller or your principal accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (212) 822-5171
        Alexander M. Kaye, Esq.
        Milbank, Tweed, Hadley & McCloy LLP